UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40412

VICINITY MOTOR CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-258876).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Vicinity Motor Corp. Report of Meeting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp.

Date: December 27, 2022	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer